UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ________

Commission File Number 1-6028

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LNC EMPLOYEES'
401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Lincoln National Corporation
150 N.  Radnor Chester Road
Radnor, PA  19087

Audited Financial Statements and Supplemental Schedule

LNC Employees' 401(k) Savings Plan

As of December 31, 2012 and 2011, and for the Year Ended December 31, 2012

With Report of Independent Registered Public Accounting Firm

LNC Employees’ 401(k) Savings Plan

Audited Financial Statements
and Supplemental Schedule

As of December 31, 2012 and 2011, and for the
Year Ended December 31, 2012

Report of Independent Registered Public Accounting Firm

Lincoln National Corporation Benefits Committee
LNC Employees’ 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of LNC Employees’ 401(k) Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan's internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of LNC Employees’ 401(k) Savings Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is  presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Philadelphia, Pennsylvania
July 1, 2013

LNC Employees’ 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	As of December 31,
	2012	2011
Assets
Investments:
Mutual funds	$442,641,607	$352,478,150
Collective investment trusts	215,986,245	189,447,572
Common stock - Lincoln National Corporation	93,384,136	77,417,914
Investment contracts - The Lincoln National Life Insurance Company	239,035,469	200,566,746
Wilmington Trust money market fund	3,304,880	7,833,623
Brokerage account	16,660,855	9,876,133
Total investments	1,011,013,192	837,620,138

Notes receivable from participants	25,085,197	23,235,292
Accrued interest receivable	-	348,394
Total assets	1,036,098,389	861,203,824

Liabilities
Net pending trades	-	3,926,873
Total liabilities	-	3,926,873
Net assets available for benefits	$1,036,098,389	$857,276,951

See accompanying notes to the financial statements

LNC Employees’ 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2012
Additions
Net investment income (loss):
Net appreciation (depreciation) in fair value of investments	$97,101,490
Interest and dividends	20,099,315
Total net investment income (loss)	117,200,805

Interest income on notes receivable from participants	1,044,120

Contributions:
Employer	69,694,952
Participant	47,850,993
Rollover and other	7,841,680
Total contributions	125,387,625
Total additions	243,632,550

Deductions
Benefits paid to participants	64,309,636
Administrative expenses	180,977
Total deductions	64,490,613
Net increase (decrease) before transfer of assets	179,141,937
Transfer from (to) affiliated plans	(320,499)
Net increase (decrease)	178,821,438

Net assets available for benefits
Beginning of year	857,276,951
End of year	$1,036,098,389

See accompanying notes to the financial statements

LNC Employees’ 401(k) Savings Plan

Notes to the Financial Statements

1.   Description of the Plan

The following description of the LNC Employees’ 401(k) Savings Plan (“Plan”) is a summary only and a detailed Plan document can be obtained from Lincoln National Corporation (“LNC” or the “Employer”) Human Resources.

General

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Plan is amended from time to time in order to comply with changes in applicable laws and to make changes in Plan administration.  Effective January 1, 2012, the Plan’s name was changed from the Lincoln National Corporation Employees’ Savings and Retirement Plan to the LNC Employees’ 401(k) Savings Plan.

Eligibility

The Plan is a contributory, defined contribution plan that covers substantially all employees of the Employer and certain of its subsidiaries who meet the conditions of eligibility to participate as defined by the Plan document.

Contributions

As of January 1, 2012, participants may contribute up to 75% of their pre-tax annual compensation to the Plan, subject to annual individual deferral limitations as determined by the Internal Revenue Service (“IRS”).  All newly-hired or rehired employees are automatically enrolled in the Plan with pre-tax contributions being made at the rate of 6% of eligible earnings.   A participant may elect to not participate in the Plan or change the pre-tax contribution rate from 6%.   A participant may also elect to reduce his or her earnings to make Roth 401(k) contributions to the Plan.   Roth 401(k) contributions are includable in the participant’s gross income at the time of deferral and must be irrevocably designated as Roth 401(k) contributions.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, as determined by the IRS and ERISA.

Employer contributions are provided to the Plan.   The basic Employer match is $1.00 for each $1.00 that a participant contributes each pay period, up to 6% of eligible earnings.   The “core” or guaranteed Employer contribution is 4% of eligible earnings per pay period and is contributed to each eligible employee regardless of whether the employee elects to defer earnings into the Plan.   In addition, certain eligible employees are qualified for a “transition” Employer contribution between 0.2% and 8.0% of eligible earnings per pay period which will continue for a period of 10 years beginning on January 1, 2008.   Eligibility for transition Employer contributions is based on a combination of age and vesting years of service as provided in the Plan document with a minimum 10-year vesting service requirement for legacy LNC employees, and a minimum 5-year vesting service requirement for legacy Jefferson-Pilot employees.  Eligibility for transition Employer contributions and the applicable percentage used to determine a participant’s transition contribution was established on December 31, 2007, and applies only to those who were participants as of December 31, 2007.   A participant cannot grow into transition Employer contributions.   Transition Employer contributions will cease on December 31, 2017.

Participants direct the investment of their contributions and Employer contributions into various investment options offered by the Plan.  The Plan offers, at any given time during the year, 9 mutual funds, 6 collective investment trusts, LNC common stock, an investment contract issued by The Lincoln National Life Insurance Company (“LNL”), money market funds and self-directed brokerage accounts as investment options for participants.

Participant Accounts

Separate individual 401(k) and profit sharing accounts are maintained for each participant.  Each participant’s 401(k) account is credited with the participant’s contributions and rollover, the Employer contributions, and an allocation of the Plan’s investment income or losses based upon the participant’s election of investment options.

LNC Employees’ 401(k) Savings Plan

Notes to the Financial Statements

Vesting

Participants’ pre-tax contributions, Roth 401(k) contributions, Employer match contributions, transition Employer contributions and earnings thereon are fully vested at all times.   Participants eligible for the core Employer contributions are fully vested after two years of service.

Forfeitures

Upon a participant’s termination, the unvested portion of the participant’s profit sharing account is forfeited.  Forfeited non-vested amounts may be used to reduce future Employer contributions or pay administrative expenses of the Plan.  During the year ended December 31, 2012, forfeitures of $331,081 were used to reduce Employer contributions.  At December 31, 2012 and 2011, unallocated forfeitures were $745,036 and $852,009, respectively

Notes Receivable from Participants

The Plan may make loans to participants in amounts up to 50% of the participant’s vested account value to a maximum of $50,000, but not more than the total value of the participant’s accounts less the highest outstanding loan balance in the previous 12-month period.  Interest charged on new loans to participants is established monthly based upon a reasonable rate of interest at the then prevailing rate.   Investment income credited on loans was $1,044,120 in 2012.   Loans may be repaid over any period selected by the participant up to a maximum repayment period of 5 years except that the maximum repayment period may be 20 years for the purchase of a principal residence.

Benefit Payments

Upon termination of service due to disability, retirement, or termination, a participant may elect to receive either a lump-sum amount equal to the entire value of the participant’s account or an installment option if certain criteria are met; in case of death, the participant’s beneficiary makes that election.

Participants with vested account balances less than $1,000 are immediately distributable as a lump-sum under the terms of the Plan, without the participant’s consent, unless the participant has made a timely election of rollover to an Individual Retirement Account or other qualified arrangement.

Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.   In the event of Plan termination, all non-vested participant account balances would become fully vested.

2.   Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

Adoption of New Accounting Standards

In May 2011, the FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards” (“ASU 2011-04”), which was issued to create a consistent framework for the application of fair value measurement across jurisdictions.   The amendments include wording changes to U.S.  GAAP in order to clarify the FASB’s intent about the application of existing fair value measurements and disclosure requirements, as well as to change a particular principle or existing requirement for measuring fair value or disclosing

LNC Employees’ 401(k) Savings Plan

Notes to the Financial Statements

information about fair value measurements.   There are no additional fair value measurements required upon the adoption of ASU 2011-04.   Effective January 1, 2012, the Plan adopted the provisions of ASU 2011-04.   The adoption did not have a material effect on the financial statements of the Plan.

Investments Valuation and Income Recognition

The Plan’s investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for discussion of fair value measurements.

As described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Fully Benefit-Responsive Investment Contracts Topic, investment contracts held by a defined contribution plan that are fully benefit responsive are required to be reported at fair value and an adjustment to total net assets is required to show net assets at contract value.  Contract value represents net contributions plus interest at the contract rate.   The investment contracts held by the Plan are fully benefit responsive; therefore, contract value reporting is required.   At December 31, 2012 and 2011, contract value approximates fair value as a result of current interest rates credited to the contracts.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded when earned.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are valued at unpaid principal balance plus any accrued interest.  Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

Benefit Payments

Benefits are recorded when paid.

Administrative Expenses

The Plan's administrative expenses are paid by either the Plan or Plan Sponsor, as provided by the Plan document.

Accounting Estimates and Assumptions

The accompanying financial statements are prepared in accordance with U.S. GAAP.   Management is required to make estimates and assumptions affecting the amounts reported in the financial statements and accompanying notes.   Those estimates are inherently subject to change and actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities that are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

LNC Employees’ 401(k) Savings Plan

Notes to the Financial Statements

3.   Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31:

	2012	2011
Mutual funds:
Columbia Acorn Select-Z Fund	$74,684,677	$62,597,238
Delaware Foundation Moderate Allocation Fund	79,177,748	58,923,103
American Funds Growth Fund of America R-5	65,390,595	54,184,212
Vanguard Institutional Index	97,741,367	80,256,915

Collective investment trusts:
Delaware Foundation Diversified Income Trust	69,013,074	62,996,639

Common stock - LNC	93,384,136	77,417,914

Investment contracts - LNL	239,035,469	200,566,746

During the year ended December 31, 2012, all of the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

2012

Mutual funds	$48,394,901
Collective investment trusts	23,667,314
Common stock - LNC	24,882,433
Brokerage account	156,842
Total	$97,101,490

4.   Fair Value of Financial Investments

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  Pursuant to the Fair Value Measurements and Disclosures Topic of the FASB ASC, the financial instruments carried at fair value are categorized into a three-level fair value hierarchy, based on the priority of inputs to the respective valuation technique.   The three-level hierarchy for fair value measurement is defined as follows:

•	Level 1: Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

•
Level 2: Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

•
Level 3: Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

LNC Employees’ 401(k) Savings Plan

Notes to the Financial Statements

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  The following is a description of the valuation methodologies used for investments measured at fair value pursuant to the value hierarchy.

LNC Common Stock (including common stock within the brokerage account)
LNC common stock and common stock within the brokerage accounts are valued at the closing price on the last business day of the Plan year on the New York Stock Exchange and are classified within Level 1 of the valuation hierarchy.

Mutual Funds (including the mutual funds within the self-directed brokerage account)
Mutual funds, including those within the self-directed brokerage account, are public investment vehicles valued using the net asset value (“NAV”) provided by the administrator of the fund that focus on accumulating earnings while maintaining the appropriate level of diversified risk.  The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

Collective Investment Trusts
Collective investment trusts are public investment vehicles valued using the NAV provided by the administrator of the trust that focus on stability of maintaining principal and a steady growth of earnings while matching the appropriate level of risk to the type of trust.  The NAV is based on the value of the underlying assets owned by the trust, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is quoted on a private market that is not active; however, the unit price on the underlying investments are traded on an active market.  As a result, the NAV is classified within Level 2 of the valuation hierarchy.

Money Market Fund (including the money market fund within the self-directed brokerage account)
The money market fund, including the money market fund within the self-directed brokerage account, is a public investment vehicle valued using the NAV provided by the administrator of the fund.  The NAV is quoted on a private market that is not active; the unit price is based on the underlying investment assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding.  As a result, the NAV is classified within Level 2 of the valuation hierarchy.

Investment Contract – LNL
The investment contract – LNL is valued at $1 for the NAV.  The investment contract is an Unallocated Group Fixed Annuity Contract issued by LNL, who guarantees a fixed interest rate.  The contract value is derived based on the contract provisions for the Unallocated Group Fixed Annuity contract.  As a result, the investment contract – LNL is classified as a Level 3 investment.  For further information, see Note 5.

The Plan did not have any assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2012 or December 31, 2011.  There were no significant transfers between Level 1 or Level 2 for the year ended December 31, 2012.

The valuation methods described above and Note 5 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

LNC Employees’ 401(k) Savings Plan

Notes to the Financial Statements

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets:

	As of December 31, 2012
	Quoted Prices in	Significant	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	Fair Value

Mutual funds:
Conservative	$221,948,387	$-	$-	$221,948,387
Moderate	79,177,748	-	-	79,177,748
Growth	96,015,203	-	-	96,015,203
International	45,500,269	-	-	45,500,269
Collective investment trusts:
Delaware Foundation Large Cap Value Trust	-	43,059,959	-	43,059,959
Delaware Foundation International Equity Trust	-	2,457,450	-	2,457,450
Delaware Foundation Small Cap Growth Trust	-	30,399,291	-	30,399,291
Delaware Foundation Diversified Income Trust	-	69,013,074	-	69,013,074
Delaware Foundation Large Cap Growth Trust	-	26,801,407	-	26,801,407
MFS International Growth Fund	-	44,255,064	-	44,255,064
Common stock - LNC	93,384,136	-	-	93,384,136
Investment contract - LNL	-	-	239,035,469	239,035,469
Money market fund	-	3,304,880	-	3,304,880
Brokerage account	12,585,676	4,075,179	-	16,660,855
Total assets	$548,611,419	$223,366,304	$239,035,469	$1,011,013,192

LNC Employees’ 401(k) Savings Plan

Notes to the Financial Statements

	As of December 31, 2011
	Quoted Prices in	Significant	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	Fair Value

Mutual funds:
Conservative	$180,463,163	$-	$-	$180,463,163
Moderate	58,923,103	-	-	58,923,103
Growth	77,631,411	-	-	77,631,411
International	35,460,473	-	-	35,460,473
Collective investment trusts:
Delaware Foundation Large Cap Value Trust	-	37,286,171	-	37,286,171
Delaware Foundation International Equity Trust	-	1,561,168	-	1,561,168
Delaware Foundation Small Cap Growth Trust	-	28,245,914	-	28,245,914
Delaware Foundation Diversified Income Trust	-	62,996,639	-	62,996,639
Delaware Foundation Large Cap Growth Trust	-	22,825,896	-	22,825,896
MFS International Growth Fund	-	36,531,784	-	36,531,784
Common stock - LNC	77,417,914	-	-	77,417,914
Investment contract - LNL	-	-	200,566,746	200,566,746
Money market fund	-	7,833,623	-	7,833,623
Brokerage account	6,913,224	2,962,909	-	9,876,133
Total assets	$436,809,288	$200,244,104	$200,566,746	$837,620,138

Rollforward of Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

The tables below set forth a summary of changes in the fair value of the Plan’s Level 3 investments for the years ended December 31:

Investment contract - LNL
2012
Balance, beginning of year	$200,566,746
Purchases	60,630,009
Sales	(22,161,286)
Balance, end of year	$239,035,469

Investment contract - LNL
2011
Balance, beginning of year	$167,535,424
Purchases	92,949,533
Sales	(59,880,914)
Settlements	(37,297)
Balance, end of year	$200,566,746

The fair value measurement for the Investment Contract – LNL reported in Level 3 includes an adjustment to the NAV to estimate the impact of the 3% minimum guarantee. The adjustment estimates the impact a market participant would apply to the NAV.

LNC Employees’ 401(k) Savings Plan

Notes to the Financial Statements

5.  Guaranteed Investment Contract

The Plan invests in the Unallocated Group Fixed Annuity Contract (“Investment Contracts – LNL”) issued by LNL, which has a credited interest rate that is based upon the three-year average of the Barclays rate plus 20 basis points and can be changed quarterly.   Participants are allocated interest on the investment contracts based on the average rate earned on all Plan investments in the investment contracts.  The average crediting rate for the Investment Contracts – LNL was 3.00% and 3.12% for December 31, 2012 and 2011, respectively.   Interest is credited at the same rate for the entire contract value.   The guaranteed minimum interest rate is 3.00%.   The guarantee is based on LNL’s ability to meet its financial obligations from the general assets of LNL.

Withdrawals can be taken for hardships, death, retirement and separation from service.  Participant-initiated periodic elective withdrawals may be limited to a percentage of the Fixed Annuity assets or subject to the 90-day equity wash provision.  The standard provision for a 90-day wash means that there are no transfers allowed to a competing fund.  Any other transfers to non-competing funds must remain in the non-competing fund for 90 days before being subsequently transferred to the competing fund.

6.   Income Tax Status

The Plan received a determination letter from the IRS dated April 30, 2004, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation.  Subsequent to this determination by the IRS, the Plan was amended and restated.   Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  Based upon the Employer’s identification number, the Plan submitted an application for a new determination letter during January 2011, which is currently pending with the IRS.   The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

The Plan Administrator has concluded that as of December 31, 2012, there are no uncertain tax positions taken or expected to be taken.   The Plan has recognized no interest or penalties related to uncertain tax positions.   The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.   The Plan Administrator believes it is no longer subject to income tax examinations for years prior to the applicable statute of limitations.

7.   Party-in-Interest Transactions

The Plan’s investments represent funds invested in, or maintained by, Wilmington Trust, Lincoln Retirement Services Company, LLC and TD Ameritrade.  Wilmington Trust is the Trustee for the Plan assets, Lincoln Retirement Services Company, LLC (“LRSC”), an affiliate of LNC, is the recordkeeper for the Plan and TD Ameritrade is the custodian of the self-directed brokerage account assets and, therefore, these investments represent exempt party-in-interest transactions.   All fees paid to LRSC for its services provided to the plan were paid by LNC.

8.   Concentrations of Credit Risks

As of December 31, 2012, the Plan had investments in LNC common stock and investment contracts with LNL of $93,384,136 and $239,035,469, respectively (9% and 23% of net assets, respectively).   As of December 31, 2011, the Plan had investments in LNC common stock and investment contracts with LNL of $77,417,914 and $200,566,746, respectively (9% and 23% of net assets, respectively).   LNC and LNL operate predominately in the insurance and investment management industries.

9.   Related Party Transactions

The Plan invests in the Unallocated Group Fixed Annuity Contract which is a fully responsive stable value fund in the general account of LNL.   The estimated fair value of these investments was $239,035,469 and $200,566,746 at December 31, 2012 and

LNC Employees’ 401(k) Savings Plan

Notes to the Financial Statements

2011, respectively.   Total interest and dividends from the Unallocated Group Fixed Annuity Contract was $6,268,323 for the year ended December 31, 2012.

At December 31, 2012, the Wilmington Trust held approximately 4,451,000 shares of common stock of LNC in the Lincoln Stock Fund, of which approximately 81% was allocable to the Plan.   At December 31, 2011, the Wilmington Trust held approximately 5,020,000 shares of common stock of LNC in the Lincoln Stock Fund, of which approximately 77% was allocable to the Plan.   During the year ended December 31, 2012, the Wilmington Trust recorded dividend income on LNC common stock of approximately $1,546,959, of which approximately 86% was allocable to the Plan.

10.   Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	As of December 31,
	2012	2011
Net assets available for benefits per the financial statements	$1,036,098,389	$857,276,951
Amounts allocated to withdrawn participants	-	(1,048,272)
Difference in realized gain (loss) basis at end-of-year	-	(3,704,827)
Net assets available for benefits per Form 5500	$1,036,098,389	$852,523,852

Amounts allocated to participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to year-end but not yet paid; however, the financial statements do not reduce assets until paid.  The Form 5500 reports the realized gains and losses on common stock as the difference between the proceeds of assets sold during the year and the fair value of those assets at the beginning of the year; however, the financial statements report the realized gains and losses on common stock as the difference between historical cost and fair value.  There are no reporting differences between the net assets available for benefits per the financial statements and the Form 5500 as of December 31, 2012.

The following is a reconciliation of the net increase (decrease) in net assets available for benefits per the financial statements to the Form 5500 at December 31, 2012:

Net increase (decrease) in net assets per the financial statements	$178,821,438
Amounts allocated to withdrawn participants at December 31, 2011	1,048,272
Difference in realized gain (loss) basis at December 31, 2011	3,704,827
Net increase (decrease) in net assets per Form 5500	$183,574,537

Supplemental Schedule

LNC Employees' 401(k) Savings Plan

Plan Number: 009
EIN: 35-1140070

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2012

(a)	(b)	(c)	(d)	(e)
		Description of Investment
		Including Maturity Date,
	Identity of Issue, Borrower,	Rate of Interest,		Current
	Lessor or Similar Party	Par or Maturity Value	Cost **	Value

	Mutual funds:
	Columbia	Acorn Select-Z Fund		$ 74,684,677
	Delaware Foundation	Conservative Allocation Fund		12,316,418
	Delaware Foundation	Moderate Allocation Fund		79,177,748
	Delaware Foundation	Growth Allocation Fund		18,390,136
	Delaware Foundation	Mid Cap Value I		12,234,472
	Dodge & Cox	International Stock		45,500,269
	American Funds	Growth Fund of America R-5		65,390,595
	Vanguard	Institutional Index		97,741,367
	Vanguard	Extended Market Index Institutional		37,205,925
	Total mutual funds			442,641,607

	Collective investment trusts:
	Delaware Foundation	Large Cap Value Trust		43,059,959
	Delaware Foundation	International Equity Trust		2,457,450
	Delaware Foundation	SMID Cap Growth Trust		30,399,291
	Delaware Foundation	Diversified Income Trust		69,013,074
	Delaware Foundation	Large Cap Growth Trust		26,801,407
	MFS	International Growth Fund		44,255,064
	Total collective investment trusts			215,986,245

*	LNC	Common stock		93,384,136

*	LNL	Investment contract - at contract value		239,035,469

*	Wilmington Trust	Money market fund		3,304,880

*	TD Ameritrade	Brokerage accounts		16,660,855

*	Participant loans	Maturing through December 2032, interest rates ranging from 4.25% to 10.75%
				25,085,197
				$ 1,036,098,389

*	Identified as a party-in-interest.
**	Cost omitted for participant directed investments.

SIGNATURE

THE PLAN:  Pursuant to the requirements of the Securities and Exchange Act of 1934, the Administrator of the LNC Employees’ 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LNC Employees’ 401(k) Savings Plan

By: /s/ George A. Murphy
Date: July 1, 2013	George A. Murphy, Chair, Lincoln National Corporation
Benefits Committee